UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Dow Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38646	30-1128146
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2211 H.H. Dow Way, Midland, Michigan 48674
(Address of principal executive offices) (Zip Code)

The Dow Chemical Company

(Exact name of registrant as specified in its charter)

Delaware	001-03433	38-1285128
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2211 H.H. Dow Way, Midland, Michigan 48674
(Address of principal executive offices) (Zip Code)

Jonathan P. Wendt

Assistant Secretary and Managing Counsel

(989) 638-2343

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

SECTION 1—CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Specialized Disclosure Report on Form SD is a combined report being filed by Dow Inc. and The Dow Chemical Company (“TDCC” and together with Dow Inc., “Dow” or the “Company”), for the reporting period from January 1 to December 31, 2019. A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 hereto. This Form SD and the Conflict Minerals Report are publicly available on the Company’s website at https://corporate.dow.com/en-us/about/legal/conduct/conflict-minerals.html.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 below, the Company is filing the Conflict Minerals Report as Exhibit 1.01 to this Form SD.

SECTION 2—EXHIBITS

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01—Conflict Minerals Report of Dow Inc. and The Dow Chemical Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the duly authorized undersigned.

DOW INC.

THE DOW CHEMICAL COMPANY

/S/ JIM FITTERLING
By: Jim Fitterling
Its: Chairman and Chief Executive Officer

Date: June 1, 2020

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